Shanda Games Limited
No. 1 Office Building, No. 690 Bibo Road
Pudong New Area, Shanghai 201203
The People’s Republic of China

September 24, 2015

Via E-mail

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Shanda Games Amendment No. 3 to Schedule 13E-3 Filed August 27, 2015 SEC File No. 005-85045

Dear Ms. Chalk:

This letter is submitted by Shanda Games Limited (the “Company”) in response to the comments that you provided on behalf of the staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s Amendment No. 3 to Schedule 13E-3, File No. 005-85045, filed on August 27, 2015 (as amended, the “Schedule 13E-3” or the “Filing”), as set forth in your letter to the Company dated September 11, 2015. In response to the Staff’s comments, the Company is also filing via EDGAR under separate cover Amendment No. 4 to the Schedule 13E-3 (“Amendment No. 4”). For your convenience, the text of the Staff’s comments is set forth below (in bold), followed in each case by the response. Please note that all references to page numbers in the responses are references to Amendment No. 4 or the page numbers in the revised proxy statement attached as Exhibit (a)(1) to Amendment No. 4 (the “Revised Proxy Statement”).

Furthermore, on September 23, 2015, Parent, Merger Sub and the Company entered into an amended and restated Merger Agreement. The only material amendment to the Merger Agreement reflected in the amended and restated Merger Agreement was the extension of the Termination Date from October 3, 2015 to December 31, 2015. The Schedule 13E-3 has been revised to reflect the execution of the amended and restated Merger Agreement. Please refer to the revised disclosure on pages 37 and 43 of the Revised Proxy Statement.

Christina Chalk
U.S. Securities and Exchange Commission
September 24, 2015

To the extent any response relates to information concerning Yingfeng Zhang, Capitalhold Limited, Capitalcorp Limited, Ningxia Yilida Capital Investment Limited Partnership, Yili Shengda Investment Holdings (Hong Kong) Company Limited, Ningxia Zhengjun Equity Investment Partnership Enterprise (Limited Partnership), Ningxia Zhongyincashmere International Group Co., Ltd., Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited, Zhongrong Investment Holdings (Hong Kong) Co., Ltd., Ningxia Silkroad Equity Investment Partnership Enterprise (Limited Partnership), Ningxia Zhongrong Legend Equity Investment Partnership Enterprise (Limited Partnership), Shanghai Yingfeng Investment Management Company Limited, Shaolin Liang, Orient Hongtai (Hong Kong) Limited, TonSung Holdings Limited, Lihua Investment Center (Shanghai) L.P., Orient Hongzhi (Hong Kong) Limited, HuaSung Holdings Limited, Litian Investment Center (Shanghai) L.P., Hao Ding International Limited, Shanghai Hai Sheng Tong Investment Co., Ltd., Lihai Investment Center (Shanghai) L.P., Liyou Investment Management (Shanghai) Company Limited, Zhejiang Huatong Holding Group Company Limited, Miaotong Wang, Heng Shao or Ji Wang such response is included in this letter based on information provided to us by such other persons or their respective representatives.

Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Revised Proxy Statement.

Schedule 13E-3/A – Reasons for the Merger and the Recommendation of the Special Committee and the Board, page 37

1.	Refer to comment 2 in our prior comment letter dated July 28, 2015. With respect to the revised disclosure about the Li-Funds Persons on page 43, revise to provide support for each of the assertions about the Li-Funds Persons and their motivations listed there.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to the revised disclosure on page 43 of the Revised Proxy Statement.

2.	Refer to prior comment 3 and your response. Tell us when the updated fairness opinion will be completed and when a revised disclosure document including that update will be filed. Please allow sufficient time for us to review and comment on that revised document once it is filed.

The Special Committee did not request an updated fairness opinion from Merrill Lynch, and does not intend to do so, for the reasons set forth in the paragraph below.

Christina Chalk
U.S. Securities and Exchange Commission
September 24, 2015

After the Li-Funds Purchase, the Special Committee undertook a comprehensive due diligence investigation, as described in detail under “Special Factors—Background of the Merger” of the Revised Proxy Statement, in order to ascertain and analyze the circumstances and motivations behind the Li-Funds Purchase and to determine whether the price paid in the Li-Funds Purchase presents a meaningful comparison for the Per Share Merger Consideration. Based on the results of such due diligence investigation, and for the reasons set forth under “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board” of the Revised Proxy Statement, the Special Committee formed the view that the Li-Funds Purchase reflected a unique set of circumstances particular to the goals and strategies pursued by the Li-Funds Persons and, absent such a unique set of circumstances, other persons are unlikely to be willing to pay the premium paid by the Li-Funds Persons. Accordingly, the Special Committee believes that the purchase price paid in connection with the Li-Funds Purchase is not a meaningful benchmark for evaluating whether the merger consideration is fair to the Unaffiliated Holders. In addition, as also discussed under “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board” of the Revised Proxy Statement, the Special Committee examined the Company’s recent business performance, financial condition, results of operations and competitive position, which had not improved in any material respect since the Company entered into the Merger Agreement on April 3, 2015. Accordingly, the Special Committee continued to believe that the Merger would be financially more favorable to the Unaffiliated Holders than any alternative reasonably available to the Company and the Unaffiliated Holders. In its consideration of the Li-Funds Purchase and its affirmation on August 25, 2015 of its original fairness determination, the Special Committee did not believe that an updated fairness opinion would yield any material insights not already achieved through the comprehensive due diligence investigation of the Li-Funds Purchase and the consideration of the Company’s recent performance and prospects. Accordingly, the Special Committee did not request an updated fairness opinion from Merrill Lynch, and does not intend to do so.

The Schedule 13E-3 has been revised to reflect the above. Please refer to the revised disclosure on pages 9 and 44 of the Revised Proxy Statement.

3.	In the same comment, explain how the revised disclosure document will be distributed.

The Special Committee did not request an updated fairness opinion from Merrill Lynch, and does not intend to do so, for the reasons noted in our response to comment 2. Thus, when the proxy statement is finalized, it will include the current fairness analysis and conclusion presented in the Revised Proxy Statement, and the finalized proxy statement will be distributed to the shareholders of the Company.

Plans for the Company after the Merger, page 62

Refer to comment 6 in our last comment letter and your response in your letter dated August 27, 2015. Please include the information you provide in your response in your revised filing.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to the revised disclosure on page 62 of the Revised Proxy Statement.

*        *         *

Christina Chalk
U.S. Securities and Exchange Commission
September 24, 2015

Please note that Amendment No. 4 also includes certain other updates to the Company’s disclosures and internal conforming changes.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in Amendment No. 4;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Amendment No. 4; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Attached hereto as Exhibit A is a similar written acknowledgement by each of the filing persons other than the Company.

The Company appreciates the Staff’s attention to the review of the Filing. Please do not hesitate to contact the undersigned or Miranda So of Davis Polk & Wardwell, counsel to the Company, at +852-2533-3373, if you have any questions regarding Amendment No. 4 or this letter.

Sincerely,

Shanda Games Limited

By:	/s/ Li Yao
Chief Financial Officer
Shanda Games Limited

cc:	Robert Chu, Esq. (Sullivan & Cromwell)
Chun Wei, Esq. (Sullivan & Cromwell)
Miranda So, Esq. (Davis Polk & Wardwell)
Zhan Chen, Esq. (Wilson Sonsini Goodrich & Rosati, P.C.)

Exhibit A

ACKNOWLEDGMENT

In response to the comments of the staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter dated September 11, 2015, with respect to Amendment No. 3 to Schedule 13E-3, File No. 005-85045 (as amended, the “Schedule 13E-3”) filed on August 27, 2015 by Shanda Games Limited and the other filing persons named therein (such other filing persons, the “Filing Persons”), the undersigned hereby acknowledge that in connection with Amendment No. 4 to the Schedule 13E-3 (“Amendment No. 4”), which is filed concurrently with the submission of this acknowledgment, as well as any subsequent amendment to Amendment No. 4 filed with the SEC:

•	the Filing Person is responsible for the adequacy and accuracy of the disclosure in Amendment No. 4;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Amendment No. 4; and

•	the Filing Person may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Dated as of September 24, 2015

[Signature pages follow]

YINGFENG ZHANG

/s/ Yingfeng Zhang
Name: Yingfeng Zhang

CAPITALHOLD LIMITED

By:	/s/ Yingfeng Zhang
Name: Yingfeng Zhang
Title: Director

CAPITALCORP LIMITED

By:	/s/ Yingfeng Zhang
Name: Yingfeng Zhang
Title: Director

NINGXIA YILIDA CAPITAL INVESTMENT LIMITED PARTNERSHIP By Shanghai Yingfeng Investment Management Company Limited, its general partner

By:	/s/ Yingfeng Zhang
Name: Yingfeng Zhang
Title: Director

YILI SHENGDA INVESTMENT HOLDINGS (HONG KONG) COMPANY LIMITED

By:	/s/ Yingfeng Zhang
Name: Yingfeng Zhang
Title: Director

[Signature page to the acknowledgment]

NINGXIA ZHENGJUN EQUITY INVESTMENT PARTNERSHIP ENTERPRISE (LIMITED PARTNERSHIP) By Shanghai Yingfeng Investment Management Company Limited, its general partner

By:	/s/ Yingfeng Zhang
Name: Yingfeng Zhang
Title: Director

NINGXIA ZHONGYINCASHMERE INTERNATIONAL GROUP CO., LTD.

By:	/s/ Shengming Ma
Name: Shengming Ma
Title: Chairman

ZHONGRONG SHENGDA INVESTMENT HOLDINGS (HONG KONG) COMPANY LIMITED

By:	/s/ Shengming Ma
Name: Shengming Ma
Title: Director

ZHONGRONG INVESTMENT HOLDINGS (HONG KONG) CO., LTD.

By:	/s/ Shengming Ma
Name: Shengming Ma
Title: Director

NINGXIA SILKROAD EQUITY INVESTMENT PARTNERSHIP ENTERPRISE (LIMITED PARTNERSHIP) By Ningxia Zhongyincashmere International Group Co., Ltd., its general partner

By:	/s/ Shengming Ma
Name: Shengming Ma
Title: Chairman

[Signature page to the acknowledgment]

NINGXIA ZHONGRONG LEGEND EQUITY INVESTMENT PARTNERSHIP ENTERPRISE (LIMITED PARTNERSHIP) By Ningxia Zhongyincashmere International Group Co., Ltd., its general partner

By:	/s/ Shengming Ma
Name: Shengming Ma
Title: Chairman

SHANGHAI YINGFENG INVESTMENT MANAGEMENT COMPANY LIMITED

By:	/s/ Yingfeng Zhang
Name: Yingfeng Zhang
Title: Director

SHAOLIN LIANG

/s/ Shaolin Liang
Name: Shaolin Liang

ORIENT HONGTAI (HONG KONG) LIMITED

By:	/s/ Ji Wang
Name: Ji Wang
Title: Director

ORIENT HONGZHI (HONG KONG) LIMITED

By:	/s/ Ji Wang
Name: Ji Wang
Title: Director

HAO DING INTERNATIONAL LIMITED

By:	/s/ Ji Wang
Name: Ji Wang
Title: Director

[Signature page to the acknowledgment]

TONSUNG HOLDINGS LIMITED

By:	/s/ Ji Wang
Name: Ji Wang
Title: Director

LIHUA INVESTMENT CENTER (SHANGHAI) L.P.

By:	/s/ Bo Chen
Name: Bo Chen
Title: Authorized Representative

HUASUNG HOLDINGS LIMITED

By:	/s/ Ji Wang
Name: Ji Wang
Title: Director

LITIAN INVESTMENT CENTER (SHANGHAI) L.P.

By:	/s/ Bo Chen
Name: Bo Chen
Title: Authorized Representative

SHANGHAI HAI SHENG TONG INVESTMENT CO., LTD.

By:	/s/ Ji Wang
Name: Ji Wang
Title: Director

LIHAI INVESTMENT CENTER (SHANGHAI) L.P.

By:	/s/ Bo Chen
Name: Bo Chen
Title: Authorized Representative

[Signature page to the acknowledgment]

LIYOU INVESTMENT MANAGEMENT (SHANGHAI) COMPANY LIMITED

By:	/s/ Ji Wang
Name: Ji Wang
Title: Director

ZHEJIANG HUATONG HOLDING GROUP COMPANY LIMITED

By:	/s/ Miaotong Wang
Name: Miaotong Wang
Title: Chairman

MIAOTONG WANG

/s/ Miaotong Wang
Name: Miaotong Wang

HENG SHAO

/s/ Heng Shao
Name: Heng Shao

JI WANG

/s/ Ji Wang
Name: Ji Wang

[Signature page to the acknowledgment]